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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Inner Circle Sports LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 17th Floor
(No. and Street)

New York, NY 10017-3926
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Tilliss (212) 370-4411
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Ste B20, Bethlehem, PA 18020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Robert Tilliss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Inner Circle Sports LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Robert Tilliss, CEO

Notary Public

MOHAMMED AHSAN HABIB
Notary Public – State of New York
NO. 01HA6258314
Qualified in Bronx County
My Commission Expires Mar 26, 2020

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- ( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- ( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Inner Circle Sports, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Inner Circle Sports, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Inner Circle Sports, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Inner Circle Sports, LLC's management. Our responsibility is to express an opinion on Inner Circle Sports, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Inner Circle Sports, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Inner Circle Sports, LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 27, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

1

INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$	445,903
Accounts receivable		561,994
Furniture and equipment, net		106,429
Security deposit		138,962
Total Assets		**$ 1,253,288**

Liabilities and Members' Equity

Credit card payable	$	21,590
Accrued expenses		19,396
Pension Plan payable		244,400
Client Advances		3,757
Deferred rent		15,156
Total Liabilities		304,299
Members' Equity		948,989
Total Liabilities and Members' Equity		**$ 1,253,288**

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

Inner Circle Sports, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists buyers and sellers of sports teams and related sporting venue properties in merger & acquisition transactions.

Management has evaluated subsequent events through February 27, 2018, the date on which the financial statements were available to be issued.

Revenue Recognition

The Company records success fee revenue when earned, which is generally on the closing date of the transaction. Retainer fees are recognized ratably over the life of the contract, which is generally six months.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members, except for New York City income taxes.

Management has evaluated the Company's income tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2014 through 2017 tax years are open for examination by federal, state and local tax authorities.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Marketing Costs

The Company expenses marketing costs as incurred. Total marketing costs for the year ended December 31, 2017 were $ 1,591.23.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing trade accounts receivable balance. This allowance is determined based on the Company's historical write-off experience, age of accounts, general economic conditions, and client specific knowledge. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectability and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the amount will not be recovered. As of December 31, 2017 management determined that no allowance was necessary.

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful life of the assets which are between five and fifteen years.

Foreign Currency

The U.S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

2. Commitments and Contingencies

The Company's lease, began in October of 2014 for a term of five years and five renewal option. The company moved into the new office in October of 2014. Future minimum annual lease payments are as follows:

2015	$	243,283
2016		248,000
2017		248,000
2018		265,841
2019		273,817
	$	1,278,941

Rent expense charged to operations for the year ended December 31, 2017 was $249,142.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company. There are no pending lawsuits nor claims at the time of the issuance of these financial statements.

3. Furniture and Equipment

Furniture and equipment at December 31, 2017 consisted of the following:

Furniture and fixtures	$	96,365
Computer equipment		135,815
		232,180
Less: accumulated depreciation		(113,486)
Furniture and equipment, net	$	118,695

Depreciation expense for the year ended December 31, 2017 was $30,462.81.

4. **Defined Benefit Pension Plan**

The company sponsors a defined benefit pension plan. All employees age 21 and over who have completed two years of service are eligible to participate in the plan.

The following table details information regarding the Company's pension plan at December 31:

	2017
Fair value at beginning of year	$703,621
Actual return on assets	91,801
Company contributions	229,700
Employee contributions	0
Benefits paid	0
Other, including expenses paid	(10,515)
Fair Value of assets end of year	$1,014,607

Management has estimated the contribution for the year ended December 31, 2017 will be $244,400

5. **Income Taxes**

Income tax expense for the year ended December 31, 2017, consisted of the following:

Current tax expense	
NY City	$ 20,330
Total current tax expense	$ 20,330
Deferred tax benefit	
NY City	
Total deferred tax benefit	
Total income tax expense	$ 20,330

6. **Net Capital and Aggregate Indebtedness Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2017, the Company's net capital balance as defined by SEC Rule 15c3-1 was $141,604 which exceeded the minimum requirement of $20,287,. At December 31, 2017, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 2.1 to 1.0.

7. **Rule 15c3-3 Exemption**

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

8. **Foreign Currency Adjustments**

Foreign currency translation adjustments included in net income were $8,412 for the period ended December 31, 2017. The company had cumulative foreign currency translation on accounts receivable denominated in a foreign currency at December 31, 2017.